Jeffrey Turner, Esq.
JDT LEGAL, PLLC
897 Baxter Drive
So. Jordan, UT, 84095
(801) 810-4465
jeff@jdt-legal.com

DECEMBER 5, 2019

Attorney Kate McHale
Finance Office Manufacturing
U.S. Securities Exchange Commission
Washington, D.C.20549

Re: Discount Print USA, Inc.
Offering Circular on Form 1-A (filed 10/31/2019)
File No. 024-11109

Dear Ms. McHale:

On behalf of Discount Print USA, Inc. (the "Company"), we respond as follows to the Staff's comment letter, dated November 22, 2019, relating to the above-captioned Offering Statement on Form 1-A ("Offering Statement").

Please note that for the Staff's convenience, we have recited each of the Staff's comments in italics and provided the Company's response to each comment immediately thereafter.

General

1. *We note your disclosure on page 11 the "company has minimal operating history" and your disclosure on page 19 and in your financial statements showing no revenue or assets. We also note in the Use of Proceeds section, you intend to spend a vast majority of the funds raised in this offering "for the planned purchase of other printing businesses which will complement the operations of the Company." Please provide your analysis with regard to eligibility for the use of Form 1-A in light of Rule 251(b)(3) of Regulation A.*

Rule 251(b)(3) of Regulation A states an issuer wishing to rely upon Regulation A cannot be "a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified company or companies."

On pages 18 and 19 of the Offering Circular under 'Business Plan Development,' the Company sets forth its business plan and purpose by identifying itself as a "print brokerage" offering "a variety of printing services." The Company further states its plan is to expand operations throughout the United States. Though operations are limited due to its recent inception, the Company is operating out of its headquarters located in Las Vegas, Nevada. Indeed, funding the development and expansion of its current operations is the Company's primary objective in raising capital through this Regulation A offering. While some of the proceeds may be used to acquire other operating printing businesses, that objective is secondary only and does not represent the Company's primary business plan. Because the Company has a business plan and purpose and because that plan does not consist entirely of an intent to acquire or merge with other businesses, the Company does not fall within the definition set forth in Rule 251(b)(3) or Regulation A. To further clarify this point, the following changes have been made to the Offering Circular:

- Use of Proceeds: The Use of Proceeds chart referred to in your letter has been corrected to more accurately reflect the Company's objectives as follows:

USE OF PROCEEDS

	10%	25%	50%	75%	100%
WORKING CAPITAL	500,000	750,000	1,500,000	2,750,000	4,000,000
ACQUISITION CAPITAL	-	500,000	1,000,000	1,000,000	1,000,000
TOTAL	500,000	1,250,000	2,500,000	3,750,000	5,000,000

- The paragraph defining 'Acquisition Capital' on page 18 has been modified as follows (new text italicized for your benefit):

Acquisition Capital means funds allocated for the *possibility of purchasing* other printing businesses which will complement the operations of the Company. Although the Company has identified possible acquisition targets in the printing industry, its negotiations with such printing businesses are currently in the Letter of Intent (LOI) stage and have not reached the stage of drafting or executing definitive acquisition agreements. If and when the Company enters into definitive acquisition agreements with any printing businesses, we will disclose the terms of such agreements and attached them to the Offering as exhibits. *Notwithstanding anything to the contrary in this Use of Proceeds section, the Company's a primary objective in raising capital under this Regulation A offering is to fund the Company's need for working capital, as previously stated.*

2. *We note paragraph 6 of the Subscription Agreement sets forth provisions limiting the jurisdiction and governing law in connection with this offering. Please make the following changes:*

   a. *revise the Subscription Agreement to remove the first sentence of paragraph 6 limiting the governing law for questions in connection with the offering to "the internal laws of the State of Wyoming, without regard to the principles of conflicts of law." This sentence appears to conflict with the second sentence contemplating state and federal jurisdiction;*

The first sentence in paragraph 6 of the Subscription Agreement has been updated and states (new text italicized for your benefit), "*Excepting claims based under federal securities laws*, all questions concerning the construction, validity, enforcement and interpretation of the Offering Circular, including, without limitation, this Agreement, shall be governed by and construed and enforced in accordance with the laws of the State of Wyoming."

We believe the first sentence of paragraph 6 is essential to reflect the state of Wyoming for purposes of choice of law for matters unrelated to federal securities laws. However, references to the 'internal' laws and 'without regard to the principles of conflicts of law thereof' have been removed for clarity. Reading sentences 1 and 2 of paragraph 6 together, the laws of the state of Wyoming shall be used to address any matters not arising under federal securities laws and that state and federal courts located in Cheyenne, Wyoming have jurisdiction to hear any claims arising between the Company and its shareholders.

   b. *revise the Subscription Agreement to clearly state the provisions do not apply to claims under the federal securities laws;*

Please see item 2(a) above for changes.

   c. *revise the Risk Factor section to include a discussion regarding the implications of this paragraph;*

The following paragraph was added to the Risk Factor section:

Our Subscription Agreement Identifies the State of Wyoming for Purposes of Governing Law.
The Company's Subscription Agreement for shares issued under this Regulation A offering contains a choice of law provision stating, "all questions concerning the construction, validity, enforcement and interpretation of the Offering Circular, including, without limitation, this [Subscription] Agreement, shall be governed by and construed and enforced in accordance with the laws of the State of Wyoming." As such, excepting matters arising under federal securities laws, any disputes arising between the Company and shareholders acquiring shares under this offering shall

be determined in accordance with the laws of the state of Wyoming. Furthermore, the Subscription Agreement establishes the state and federal courts located in the city of Cheyenne, Wyoming as having jurisdiction over matters arising between the Company and shareholders.

These provisions may discourage shareholder lawsuits or limit shareholders' ability to obtain a favorable judicial forum disputes with the company and its directors, officers or other employees.

d. revise the Securities Being Offered section of the Offering Circular to include a description of these provisions.

The following was added as the final paragraph under the 'Securities Being Offered' section:

Excepting matters arising under federal securities laws, any disputes between the Company and shareholders shall be governed in reliance on the laws of the state of Wyoming. Furthermore, the Subscription Agreement for this Regulation A offering appoints the state and federal courts located in Cheyenne, Wyoming as having jurisdiction over any disputes between the Company and shareholders related to this Regulation A offering.

Dilution, page 15

3. In the third paragraph you state "net tangible book value per share of Common Stock owned by our current shareholders will have immediately increased by approximately $0.10 without any additional investment on their part"; however, this amount should be less than $0.10, given the offering price and dilution. Please revise or tell us how you determined $0.10 was accurate.

This section has been revised and now reads as follows:

DILUTION

If you purchase shares in this offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this offering and the net tangible book value per share of our Common Stock after this offering.

Our historical net tangible book value as of June 30, 2019 was $(651) based on 19,995,000 outstanding shares of our Common Stock outstanding on June 30, 2019. Historical net tangible book value per share equals the amount of our total tangible assets, less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of 100% of the shares offered for sale in this offering (before deducting estimated offering expenses of $100,000):

Percentage of shares offered that are sold	**100%**
Price to the public charged for each share in this offering	$0.10
Historical net tangible book value per share as of June 30, 2019 (1)	(0.000033)
Increase in net tangible book value per share attributable to new investors in this offering (2)	$0.0000042
Net tangible book value per share, after this offering	$0.000009
Dilution per share to new investors	$0.000023

(1) Based on net tangible shareholders equity book value as of June 30, 2019 of $(651) or ($0.000033) based on 19,995,000 outstanding shares of Common Stock.

(2) Before deducting estimated offering expenses of $100,000.

Auditor's Consent, page 40

4. *Please file as an exhibit to the offering statement a currently dated auditor's consent for the use its audit report in the filing. Refer to Item 17(11) of Part III - Exhibits of Form 1-A.*

The auditor's consent was originally prepared and dated October 29, 2019 but was mistakenly not included in the Company's original Form 1-A filing. A copy of that consent is attached to Form 1-A/A as Exhibit 1A-11.

Conclusion

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company is also aware that following qualification of our Form 1-A, Rule 257 of Regulation A requires it to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please let me know if you need anything further.

Sincerely,

JDT LEGAL, PLLC

____
Jeff Turner
jeff@jdt-legal.com